Exhibit (a)(8)

ELECTION TO INCLUDE VALUE OF RESTRICTED

PROPERTY IN GROSS INCOME IN YEAR OF

TRANSFER UNDER SECTION 83(b) OF THE

INTERNAL REVENUE CODE

The undersigned hereby elects pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the property described below and supplies the following information in accordance with the regulations promulgated thereunder:

1.	The name, address and taxpayer identification number of the undersigned are:

Name (First, middle initial and last):

Address:

Taxpayer identification number:

2.	Description of each property with respect to which the election is being made:

             shares of Common Stock of Interstate Bakeries Corporation, a Delaware Corporation.

3.	The date on which the property is transferred and the taxable year for which such election is made:

4.	The nature of the restrictions to which the property is subject:

The shares may not be sold, transferred, or otherwise disposed of during a restricted period of up to four years following transfer. If during the restricted period, the undersigned’s employment is voluntarily terminated or terminated for cause, the shares are forfeited.

5.	Fair Market Value:

The fair market value at the time of transfer (determined without regard to any restrictions other than restrictions which, by their terms, will never lapse), is $             per share.

6.	Amount Paid for the Property:

The amount paid for the property by the undersigned is $0.00.

7.	Furnishing Statement to Employer:

A copy of this statement has been furnished to Interstate Bakeries Corporation.

Dated:
[First, middle initial and last name]